DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

02 JUL 11 AM 12:5

July 8, 2002

file number: 50237-00001

DELIVERED BY COURIER

Office Of International Corporat
c/o Securities and Exchange Com
450 - 5th Street N.W.
Washington, D.C. 20549

02042492

SUPPL

Dear Sirs:

Re: GTECH International Resources Limited – Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. List required by Rule 12(g)3-2(b) (i) (ii). This list has been revised to reflect the change of name of the Canadian Venture Exchange Inc. to the TSX Venture Exchange and to reflect the addition of two new filings, namely a Notice of Filing an Annual Information Form and a Certificate under Multilateral Instrument 45-102;
2. Index to the documents enclosed; and
3. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

dlw 7/12

Per: Donna L Ornstein

Donna Ornstein
Legal Assistant

DO/jxl
Encls.

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

LIST REQUIRED BY RULE 12(g)3-2(b)(i)(ii). (OBLIGATIONS TO FILE INFORMATION THAT IS MADE PUBLIC.)

1. Material filed with the Yukon Registrar of Companies as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies or regulators as required to maintain the Company's extra-provincial registration in the Province of British Columbia ("BC")

Document Name or Information	When Required
(a) Incorporation Documents	
(i) Yukon	Upon incorporation
(b) Extra-provincial Registration	
(i) BC	To effect registration
(c) Annual Reports	
(i) Yukon	Yukon – By the last day of the month immediately following the anniversary month of incorporation
(ii) BC	BC – Within 60 days after anniversary of incorporation
(d) Notices Filed with Registrar of Companies	
(i) Yukon	Yukon – Notice of Directors or Notice of change of office to be filed within 15 days of change
(ii) BC	BC – Notice of Directors, Notice of Change in Head Office or Notice of Change of Attorney in B.C. to be filed within 14 days of change

Document Name or Information	When Required
(e) Annual Audited Financial Statements	
(i) Yukon	Not less than 21 days before each annual meeting of shareholders and in any event not later than 15 months after last annual meeting.
(ii) BC	Not Applicable.
(f) Quarterly Interim Financial Statements	
(i) Yukon	Forthwith after filing with CDNX and mailing to the shareholders.
(ii) BC	Not Applicable.
(g) Special Resolution	
(i) Yukon	Following the passing of a special resolution by the members of the Company to adopt Articles of Amendment to change the name of the Company, approve a capital alteration, revise its memorandum or articles or approve a reorganization or other corporate alteration which requires the approval by special resolution of the members of the Company.
(ii) BC	Following the effective date of the filing of Articles of Amendment in the Yukon, a certified copy thereof is to be filed in BC within one month.

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia) , the Securities Act (Alberta), the Securities Act (Yukon), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102, Resale of Securities ("MI45-102")

	Document Name or Information	When Required
(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Within 140 days of Company's fiscal year end and not less than 28 days prior to the date of each AGM
(b)	Annual Information Form	Within 140 days of end of the Company's fiscal year
(c)	Notice of Filing Annual Information Form under MI 45-102	On Filing Annual Information Form
(d)	Quarterly Interim Financial Statements	Within 60 days of end of each of Company's 1st, 2nd, and 3rd quarters
(e)	News Releases	Promptly upon material changes
(f)	BC Form 27, Material Change Report	Within 10 days after each material change
(g)	Notice of Meeting Date and Record Date of Annual Meeting ("AGM") or Special Meeting ("EGM")	At least 60 days before the meeting date and at least 25 days before the record date
(h)	Notice of AGM or EGM, Proxy and Information Circular	At least 28 days prior to the meeting
(i)	Report of Exempt Distribution	Within 10 days of distribution
(j)	Certificate under Subsection 2.7(2) or (3) of MI 45-102	Within 10 days of distribution of Company has filed an Annual Information Form
(k)	Prospectus	Prior to Company making a public distribution of its securities

Document Name or Information		When Required
(l)	Amendment to Prospectus	Within 10 days after a material change occurs in the affairs of the Company, so long as the Company's distribution of securities under the prospectus has not been completed
(m)	Takeover Bid Circular	Upon the commencement of a non-exempt takeover bid of an offeree issuer by the Company
(n)	Notice of Change or Variation to Takeover Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer
(o)	Issuer Bid Circular	Upon commencement of an issuer bid by the Company
(p)	Notice of Change or Variation to Issuer Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer
(q)	Initial Acquisition Report	Within 2 business days of the Company acquiring 10% or more of the outstanding securities of a reporting issuer in the province of BC
(r)	Subsequent Acquisition Reports	Within 2 business days of the Company acquiring an additional 2% (over the threshold 10%) of the securities of a reporting issuer in the province of BC

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)

Document Name or Information		When Required
(a)	Exchange Filing Statement	Upon adoption of board resolution or upon senior management's expectation of board's concurrence to proceed with a material change unless the requirement for a filing statement is waived by the Exchange
(b)	BC Form 27 Material Change Report	Within 10 days after each material change
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Within 140 days of the Company's fiscal year end and not less than 28 days prior to the date of each AGM
(d)	Quarterly Interim Financial Statements	Within 60 days of end of each of Company's 1st, 2nd, and 3rd quarters
(e)	News Releases	Promptly upon material changes
(f)	Annual Information Form	Within 140 days of end of fiscal year
(g)	Notice of Filing Annual Information Form	On filing Annual Information Form
(h)	Prospectus	Prior to public distribution
(i)	Amendment to Prospectus	Within 10 days after a material change occurs in the affairs of the Company, so long as the Company's distribution of securities under the prospectus has not been completed

Document Name or Information		When Required
(j)	Notice of AGM or EGM, Proxy and Information Circular	At least 28 days prior to the AGM or EGM
(k)	Takeover Bid Circular	Upon the commencement of a non-exempt takeover bid of an offeree issuer by the Company
(l)	Notice of Change or Variation to Takeover Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer
(m)	Issuer Bid Circular	Upon commencement of an issuer bid by the Company
(n)	Notice of Change or Variation to Issuer Bid Circular	Concurrently with delivery of the notice to holders of securities of the offeree issuer
(o)	Notice of Intention to Sell by a Control Person	At least 7 days and not more than 14 days before the initial trade of shares specified in the notice (applicable only after the Company becomes a control person of a reporting issuer in the province), where the Company wishes to sell securities of a reporting issuer in the province using certain prospectus and registration exemptions
(p)	Notice of Dividends	At least 7 trading days notice to be given to Exchange in advance of the dividend record date
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Prior to the proposed private placement. Consent must be obtained from the Exchange and then Exchange makes Forms 4C and 4B public
(r)	Notice of Expedited Private Placement – Exchange Form 4F, Expedited Private Placement Form	Within 45 days of press release announcing private placement

Document Name or Information		When Required
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	At least 30 days after entering into transaction. Consent of Exchange is required and then Exchange makes Form 5C public
(t)	Notice of Grant of Stock Options - Exchange Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Within 30 days of date of grant of stock option. Consent of Exchange is required and then Exchange makes Forms 4K and 4L public

4. Materials distributed to security holders (as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange

Document Name or Information		When Required
(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not less than 21 days before each annual meeting of shareholders and in any event not later than 15 months after the last annual meeting.
(b)	Quarterly Interim Financial Statements	Forthwith after filing with CDNX and mailing to the shareholders.
(c)	Notice of AGM or EGM, Proxy and Information Circular	At least 28 days prior to AGM or EGM
(d)	Prospectus	No later than midnight on the second business day after the prospective security holders enter into a subscription agreement to purchase securities of the Company pursuant to the prospectus.

Document Name or Information		When Required
(e)	Amendment to Prospectus	No later than midnight on the second business day after the prospective security holder enters into a subscription agreement to purchase securities of the Company pursuant to an amended prospectus. Note: an amendment to a prospectus need not be delivered to a security holder who has signed a subscription agreement prior to the filing of an amendment by the Company with the Commissions
(f)	Issuer Bid Circular	Upon commencement of an issuer bid by the Company
(g)	Notice of Change or Variation to Issuer Bid Circular	Immediately upon an event occurring requiring such a notice to be given. Note: notice need not be sent to security holders who have tendered securities which the Company has taken up

July 8, 2002

GTECH INTERNATIONAL RESOURCES LIMITED

Rule 12(g)3-2(b)(1)(i)

02 JUL 11

INDEX

1. **Material filed with the Yukon Registrar of Companies as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies or regulators as required to maintain the Company's registration in the Province of British Columbia ("BC")**

(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Notice of Change of Address – May 15, 2002
	(ii)	BC	Notice of Change in Address of Attorney and Notice of Change of Head Office in BC
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

(g) Special Resolution

(i)	Yukon	Not Applicable
(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations thereunder, and National Policy No. 41 and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	On filing Annual Information Form
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	Not Applicable
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	June 28, 2002
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of MI 45-102	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable

(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	Not Applicable
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form under MI 45-102	Not Applicable
(h)	Prospectus	Not Applicable
(i)	Amendment to Prospectus	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable

(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Expedited Notice of Private Placement, – Exchange Forms 4F	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Quarterly Interim Financial Statements	For the nine-month period ended January 31, 2002
(c)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption # 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED
Level 9, 185 Macquarie Street
Sydney, NSW 2000
Australia

Notice of Record Date Pursuant to National Policy 41

Pursuant to National Policy 41, we hereby give you notice of an annual meeting of the shareholders for the under mentioned issuer:

Issuer:	Gtech International Resources Limited
Security Description:	Common
CUSIP #:	988493 10 2
Meeting Type:	Annual
Record Date for Notice:	Friday August 2, 2002
Meeting Date:	Thursday, September 12, 2002

Exemption # 82 - 3779

Yukon

Justice
Justice

BUSINESS CORPORATIONS ACT
(Section 22)
Loï sur les sociétés par actions
(Article 22)

Form 1-02
Formulaire 1-02

Notice of Address or
Notice of Change of Address
Avis d'adresse ou de
changement d'adresse

1. Name of Corporation:
Dénomination sociale de la société:

GTECH INTERNATIONAL RESOURCES LIMITED

2. Address of Registered Office (Yukon Territory physical address):
Adresse du bureau enregistré (Adresse civique au Yukon):

Suite 200, 304 Jarvis Street, Whitehorse, YT Y1A 2H2

3. Records Address (Yukon Territory physical address):
Lieu oβ sont gardés les livres (Adresse civique au Yukon):

Suite 200, 304 Jarvis Street, Whitehorse, YT Y1A 2H2

4. Post Office Box (Yukon Territory address for service by mail):
Case Postale (Adresse postale au Yukon aux fins de signification):

5. Effective date of above mentioned changes:
Date d'entée en vigueur des modifications mentionnées ci-dessus:

May 15, 2002

6. Date • *Date*	Signature • *Signature*	Title • Titre
May 15, 2002	[signature]	President

YG(3082Q)F1 Rev.06/98

Exemption # 82-3779

COMPANY ACT
(Section 305)

NOTICE OF CHANGE IN ADDRESS OF ATTORNEY

Certificate of Extraprovincial
Registration No. A-12635

Notice is hereby given that the address of the attorney:

David R. Reid

for **GTECH INTERNATIONAL RESOURCES LTD.**

has been changed from: Suite 1040 – 1055 West Hastings Street
Vancouver, British Columbia
V6E 2E9

to: Suite 2800 – 666 Burrard Street
Vancouver, British Columbia
V6C 2Z7

Dated May 9, 2002.

David Reid
(Signature)

Solicitor
(Relationship to Company)

[Note: -
(a) The address of the office must be adequate to enable a person readily to find the office.
(b) This form is to be sent in duplicate to the Registrar of Companies, Victoria, BC]

I:\ReidCo\Data\951006\Gencorp-02\BCAttorney

Exemption # 82-3779

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd Floor-940 Blanshard Street
Victoria, BC V8W 3E6

Telephone: (25) 356-8626
Hours: 8:30 - 4:30 (Monday-Friday)

CHANGE OF HEAD OFFIC IN THE PROVINCE

Section 329(1)(a) *COMPANY ACT*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Extraprovincial Registration, the Change of Name Certificate or Amalgamation Certificate.
3. In Box C, enter the address currently registered at the Corporate Registry.
4. In Box D, enter the complete physical address. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You may also include a postal code. If an area does not have street names or numbers, please provide a description that would readily allow a person to locate the office.
5. Please provide the Registry with a duplicate copy of this form. Section 329 of the *Company Act* requires the Registry to send a copy of this form to the previous Head Office in the Province.
6. Filing fee: $20.00. Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account. Please pay in Canadian dollars or in the equivalent amount of U.S. funds.

B CERTIFICATE OF REGISTRATION NO.

A-12635

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

A FULL NAME OF EXTRAPROVINCIAL COMPANY

G-TECH INTERNATIONAL RESOURCES INC.

C CHANGE OF ADDRESS

FROM - PREVIOUS ADDRESS

1040 – 1055 West Hastings, Vancouver, BC, V6E 2E9

	PROVINCE	POSTAL C
	B.C.	

D TO - NEW ADDRESS (Must be a complete physical address. Include postal code)

2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7

	PROVINCE	POSTAL CODE
	B.C.	

E CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer or Company Solicitor

[signature]

DATE SIGNED		
Y	M	D
01	05	01

C:\WINDOWS\Temporary Internet Files\Content.IE5\81U3OHEZ\ChgHOinBC.DOC

COPY

DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

July 8, 2002

file number: 50237-00001

DELIVERED BY COURIER

Office Of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: GTECH International Resources Limited – Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. List required by Rule 12(g)3-2(b) (i) (ii). This list has been revised to reflect the change of name of the Canadian Venture Exchange Inc. to the TSX Venture Exchange and to reflect the addition of two new filings, namely a Notice of Filing an Annual Information Form and a Certificate under Multilateral Instrument 45-102;

2. Index to the documents enclosed; and

3. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per:

Donna Ornstein
Legal Assistant

DO/jxl
Encls.

J:\ReidCo\Data\951006\ussec\LtrSec-July8.doc